UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	APPOINTMENT OF VICE PRESIDENT AND CHIEF OMNI-CHANNEL SALES AND MARKETING OFFICER

On November 4, 2019, Birks Group Inc. (the “Company”) entered into an employment agreement (the “Agreement”) with Ms. Lanita Layton. Effective October 8, 2019, Ms. Layton assumed the role of the Company’s Vice President and Chief Omni-Channel Sales and Marketing Officer.

Ms. Layton has over 20 years of experience in luxury brand management. She was recently the Managing Director of Hugo Boss, Canada where she was responsible for Hugo Boss’ Canadian retail and wholesale operations, marketing, visual merchandising, store and shop location and leasing, as well as the distribution centre and logistics. Ms. Layton had been with Hugo Boss since 2011 and prior thereto, she was at Holt Renfrew & Co from 2001 to 2011 in various positions, including Vice President, Strategic Initiatives and Vice President & General Manager, Menswear, Gift and Gourmet. Prior to Holt Renfrew, Ms. Layton worked at Les Ailes de la Mode in Montreal for 6 years.

The Agreement provides Ms. Layton with a base salary of CDN$250,000, a minimum guaranteed bonus of $37,500 for fiscal year ending March 28, 2020, a target annual cash bonus of 40% of her annual base salary for fiscal year 2020 and thereafter and other health and retirement contribution benefits. In the event that Ms. Layton is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Ms. Layton will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after one year of service for each additional year of service thereafter up to a maximum of twelve months after seven years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and an average annual bonus payable over the period that the severance will be payable in (ii). Ms. Layton is prohibited from competing with the Company during her employment and for a period of twelve months thereafter.

In addition, there are no family relationships between Ms. Layton and any director or other executive officer of the Company and there are no related party transactions between the Company and Ms. Layton.

CONTENTS:

The following document of the Registrant is submitted herewith:

99.1 Press Release dated November 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: November 6, 2019		Vice President, Human Resources, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated November 6, 2019.